Exhibit 4.5

COUNTER INDEMNITY AGREEMENT

dated 22 September 2000

Banque Sudameris
acting as Guarantor

and

Telpe Celular S.A. acting as Borrower

LINKLATERS & ALLIANCE
LINKLATERS
Ref: JDF/GXH

This Counter Indemnity Agreement is made as a Deed on 22 September 2000 between

(1)	Banque Sudameris, a société anonyme registered under French law, whose registered office is at 4, rue Meyerbeer, 75009 Paris, France, as guarantor (the “Guarantor”) and

(2)	Telpe Celular S.A., a joint stock company duly incorporated in the Federative Republic of Brazil, having its principal office at Av. Conde da Boa Vista 800, Recife, State of Pernambuco, Brazil, as borrower (the “Borrower”).

Background

(A)	The Borrower has entered into the Finance Contract.

(B)	At the request of the Borrower, the Guarantor has entered into the Guarantee guaranteeing the due performance by the Borrower of its obligations under the Finance Contract.

(C)	In consideration for the Guarantor’s entry into the Guarantee, the Borrower has agreed to enter into this Counter Indemnity Agreement.

1	INTERPRETATION

1.1	Definitions: In this Counter Indemnity Agreement, except to the extent that the context requires otherwise:

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing or registration.

“Bank” or “Lender” means European Investment Bank as lender under the Finance Contract.

“Borrower” means Telpe Celular S.A.

“Business Day” means a day on which commercial banks are open in each of Paris, France, São Paulo, Brazil and Recife, Brazil.

“Counter Guarantee and Indemnity Agreement” means the Counter Guarantee and Indemnity Agreement dated 22 September 2000 between the Bank and the Counter Guarantor with respect to the Finance Contract.

“Counter Guarantor” means Banca Commerciale Italiana.

“Finance Contract” means the Finance Contract dated 22 September 2000 between the Lender and the Borrower.

“Finance Documents” means the Finance Contract, the Guarantee, the Counter Guarantee and Indemnity Agreement, this Counter Indemnity Agreement, the Indemnification Agreement, the Guarantee and Indemnity Agreement between the Bank and Tele Nordeste Celular Participações S.A. dated 22 September 2000 (the “TNCP Guarantee and Indemnity Agreement”) and any other document designated as such by the Bank, the Guarantor and the Borrower.

“Group” means at any particular time, Tele Nordeste Celular Participações S.A. and all its Subsidiaries (and “member of the Group” shall be construed accordingly).

“Guarantee” means the Guarantee and Indemnity Agreement dated 22 September 2000 between the Bank and the Guarantor with respect to the Finance Contract.

“Indebtedness” means at any time the aggregate (as at the time of calculation) of (i) outstanding short term indebtedness (including bank loans, overdrafts and any debenture, bond or note), (ii) any credit to the Borrower from a supplier of goods or services or pursuant to any instalment purchase or other similar arrangement in respect of goods or services (except trade accounts payable in the ordinary course of business), (iii) outstanding medium and long-term indebtedness including bank loans and any other debenture, bond or note, (iv) amounts raised pursuant to any other transaction having the commercial effect of the borrowing or raising of money and (v) any guarantee, indemnity or similar assurance against financial loss of any person.

“Indemnification Agreement” means the Indemnification Agreement dated 22 September 2000 between Tele Nordeste Celular Participações S.A. and Banque Sudameris.

“Interest Rate” means the rate certified by the Guarantor to be the aggregate of (i) the cost to the Guarantor of funding the overdue amount from whatever sources it may reasonably select and (ii) 2.5% per annum (or, if 2.5% is not permitted by the Central Bank of Brazil or any other authority or legal entity in the territory of the Federative Republic of Brazil which shall from time to time replace it, the highest amount permitted by such authority, up to 2.5%) . Interest so accrued shall be due on demand and, if not paid when due, the interest shall be added to the overdue sum and itself bear interest accordingly.

“Loan” means the aggregate in U.S. dollars disbursed by the Bank to the Borrower under the Finance Contract.

“NTC Interest Rate” means the rate certified by the Guarantor to be the aggregate of (i) the cost to the Guarantor of funding the overdue amount from whatever sources it may reasonably select and (ii) 1% per annum. Interest so accrued shall be due on demand and, it not paid when due, the interest shall be added to the overdue sum and itself bear interest accordingly.

“Obligor” means the Borrower, the Guarantor or the Counter Guarantor.

“Subsidiary” means, in relation to any Person (its “holding company”) at any particular time, any person which is then controlled, or more than 50% of whose issued equity share capital (or the like) is then beneficially owned directly or indirectly, by that Person.

“TNCP” or the “Indemnifier” means Tele Nordeste Celular Participações S.A.

1.2	Construction of Certain References: Except to the extent that the context requires otherwise, any reference in this Counter Indemnity Agreement to:

the “Assets” of any Person means all or any part of its business, undertaking, property, assets, revenues (including any right to receive revenues) and uncalled capital, wherever situated

“Consent” also includes an approval, authorisation, exemption, filing, licence, order, permission, recording or registration (and references to obtaining Consents shall be construed accordingly)

one Person being “Controlled” by another means that that other (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or the majority of the members of the Board of Directors or other governing body of that Person or otherwise controls or has the power to control the affairs and policies of that Person this “Counter Indemnity Agreement” includes this Counter Indemnity Agreement as from time to time amended, supplemented, novated, restated or replaced and any document which amends, supplements, novates, restates or replaces this Counter Indemnity Agreement

a“guarantee” also includes an indemnity, and any other obligation (whatever called) ofany Person to pay, purchase, provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of Assets or services, or otherwise) for the payment of, indemnify against the consequences of default in the payment of, or otherwise be responsible for, any Indebtedness (as defined above) of any other Person (and “guaranteed” and “guarantor” shall be construed accordingly)

a “law” includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, statute, treaty or other legislative measure, in each case of any jurisdiction whatever (and “lawful” and “unlawful” shall be construed accordingly)

any “obligation” of any Person under this Counter Indemnity Agreement or any other agreement or document shall be construed as a reference to an obligation expressed to be assumed by or imposed on it under this Counter Indemnity Agreement or, as the case may be, that other agreement or document (and “due”, “owing”, “payable” and “receivable” shall be similarly construed)

a “Person” includes any individual, company, corporation, firm, partnership, joint venture, association, organisation, trust, state or agency of a state (in each case whether or not having separate legal personality)

“Security” includes any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance and any other agreement or arrangement having substantially the same economic effect (including any “hold-back” or “flawed asset” arrangement”) (and “secured” shall be construed accordingly)

The “Winding-up” of a Person also includes the amalgamation, reconstruction, reorganisation, administration, dissolution, liquidation, merger or consolidation of that Person, and any equivalent or analogous procedure under the law of any jurisdiction.

1.3	Headings shall be ignored and construing this Counter Indemnity Agreement

2	CROSS GUARANTEE AND INDEMNITY

2.1	Cross guarantee and indemnity

The Borrower irrevocably and unconditionally:

(a) agrees to indemnify and keep the Guarantor harmless against all actions, proceedings, liabilities, claims, demands, damages, and reasonable costs and expenses incurred in relation to or arising under or in connection with the Guarantee, except to the extent incurred due to the Guarantor’s own gross negligence or wilful misconduct;

(b) guarantees to the Guarantor punctual performance by the Borrower of all the Borrower’s obligations under this Counter Indemnity Agreement;

(c) authorises and directs the Guarantor to make any payments and comply with any claims which may be made or which the Guarantor had reasonable cause to believe were claimed or made under the Guarantee and which appear on its face to be made in accordance with the terms of the Guarantee without any reference to or further authority, confirmation or verification from the Borrower;

(d) agrees (without prejudice to any other provision of this Counter Indemnity Agreement) that any claim made upon the Guarantor for payment of any sum specified in the Guarantee which the Guarantor has reasonable cause to believe and which appears on its face to be made in accordance with the terms of the Guarantee shall for all purposes relating to this Counter Indemnity Agreement be a valid and effective claim and the Guarantor shall be entitled to treat it as such notwithstanding any actual lack of authority on the part of the person making the claim of which the Guarantor is not aware;

(e)	agrees that neither the Guarantor nor any of its officers, directors or employees shall be liable or responsible for the validity, sufficiency, accuracy or genuineness of documents delivered to the Guarantor in connection with any claim under the Counter Indemnity Agreement, or of any signatures thereon (provided that such claim appears on its face to be and the Guarantor has reasonable cause to believe that it has been made in accordance with the terms of the Counter Indemnity Agreement) even if such documents or signatures should in fact prove to be in any or all such respects invalid, insufficient, fraudulent or forged (unless the Guarantor shall have actual knowledge thereof);

(f)	agrees that its obligations under the Counter Indemnity Agreement:

(i) shall be unconditional and are and will remain in full force and effect by way of continuing indemnity until full and unconditional discharge of all the obligations of the Borrower to the Guarantor pursuant to this Counter Indemnity Agreement have been duly made;

(ii) are additional to, and not instead of, any security, guarantee, other indemnity or rights of subrogation at any time existing in favour of the Guarantor, whether from the Borrower or otherwise, and are cumulative and not exclusive of any rights or remedies provided by law; and

(iii) shall not be affected by (A) any invalidity, illegality, irregularity or unenforceability of or defect in any provision of this Counter Indemnity Agreement or any other Finance Document, (B) any time, indulgence, waiver or consent at any time given to the Borrower or the Guarantor, (C) any amendment to, or any variation or waiver of, any of the provisions of the Guarantee, (D) the enforcement or absence of enforcement of any claim against the Borrower or the Bank or of any other security, guarantee or indemnity, (E) the release of any such claim, security, guarantee or indemnity, (F) the winding-up, liquidation, receivership, administration, composition, insolvency or analogous proceeding however described of the Borrower, (G) the dissolution, amalgamation, reconstruction or reorganisation of the Borrower, or (H) any other matter or thing whatsoever except for full and unconditional payment and discharge as aforesaid;

(g)	agrees to pay to the Guarantor in accordance with the terms hereunder and applicable Brazilian laws (A) on demand, any amount payable by the Borrower to the Guarantor by way of reimbursement of an amount paid by the Guarantor to the Lender under the terms of the Guarantee and (B) within three (3) Business

Days of the Guarantor making a demand on the Borrower any other amount payable to the Guarantor under this Clause 2;

(h) agrees to indemnify the Guarantor immediately on demand against any cost, loss or liability suffered by the Guarantor related to the Guarantee or to its performance under the Guarantee if any obligation guaranteed by it hereunder is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount that the Guarantor would otherwise have been entitled to recover.

The Guarantor irrevocably and unconditionally agrees that after the Borrower has satisfied its obligations to the Guarantor under this Counter Indemnity Agreement, the Guarantor shall upon written request by the Borrower assign to the Borrower any rights it may have which arise directly as a result of making a payment under the Guarantee (except for rights against the Borrower) in circumstances where documents delivered to the Borrower in connection with any claim under the Guarantee or any signatures thereon proved to be in any or all respect invalid, insufficient, fraudulent or forged.

2.2	Continuing guarantee

This Counter Indemnity Agreement is a continuing guarantee and will extend and endure until the ultimate balance of any sums payable by any Obligor under the Finance Documents have been fully and unconditionally paid or discharged and each such Obligor has been released thereunder in accordance with the terms thereof. No payment or discharge which may be avoided under any enactment relating to insolvency, no payment or discharge made or given which is subsequently avoided and no release, cancellation or discharge of this Counter Indemnity Agreement given or made on the faith of any such payment shall constitute discharge of the Borrower under this Counter Indemnity Agreement or prejudice or affect the Guarantor’s right to recover from the Borrower to the full extent of this Counter Indemnity Agreement. The originals of this Counter Indemnity Agreement that are in the possession of the Guarantor shall remain the property of the Guarantor after any release, cancellation or discharge of this Counter Indemnity Agreement.

2.3	Waiver of defences

The obligations of the Borrower under this Clause 2 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 2 (without limitation and whether or not known to it or the Guarantor) including:

(a) any time, waiver or consent granted to, or composition with, the Borrower or other person;

	(b)	the release of the Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

	(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to release the full value of any security;

	(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower or any other person;

	(e)	any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

	(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

	(g)	any insolvency or similar proceedings.

2.4	Immediate recourse

The Borrower waives any right it may have of first requiring the Guarantor (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Borrower under this Clause 2. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

2.5	Appropriations

Until all amounts which may be or become payable by the Borrower to the Guarantor under or in connection with the Finance Documents have been irrevocably paid in full, the Guarantor (or any trustee or agent on its behalf) may:

	(a)	refrain from applying or enforcing any other moneys, security or rights held or received by the Guarantor (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce such moneys, security or rights in such manner and order as the Guarantor sees fit (whether against those amounts or otherwise) and the Borrower shall not be entitled to the benefit of such moneys, security or rights; and

	(b)	hold in an interest-bearing suspense account any moneys received from the Borrower or on account of the Borrower’s liability under this Clause 2.

2.6	Additional security

This Counter Indemnity Agreement is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Guarantor.

3	EXCEPTIONAL PAYMENT BY MEANS OF LOCAL DEPOSIT

3.1	Should the Borrower be unable, despite its best endeavours, to make a payment to the Guarantor of any sum due under this Counter Indemnity Agreement due to the occurrence of a Potential NTC Event (as defined in Schedule C. to the Finance Contract), the Borrower shall:

	3.1.1	promptly notify the Guarantor of the occurrence of a Potential NTC Event;

	3.1.2	provide the Guarantor with all supporting evidence of the Borrower’s opinion essential to the Guarantor in order to establish the occurrence of the Potential NTC Event;

	3.1.3	make a matching Convertible Currency Deposit (as defined below) or, if not permitted by any regulation, order or decree in force in the Federative Republic of Brazil or if the same is otherwise legally unavailable in the territory of the Federative Republic of Brazil, a Local Currency Deposit (as defined below).

Without prejudice to Clause 5.6.3, the Borrower shall provide the Guarantor with all further information the Guarantor may reasonably require in order to establish the occurrence of the Potential NTC Event.

3.2	Should the Guarantor, in its discretion, consider that the Borrower, despite its best endeavours, has been unable to make a payment to the Guarantor of any sum due under this Counter Indemnity Agreement due to the occurrence of a Potential NTC Event, the Guarantor shall give written notice to the Borrower to this effect within thirty (30) Business Days upon receipt of the notice from the Borrower pursuant to Clause 3.1.1 above.

The Guarantor may accordingly suspend the Borrower’s payment obligation under this Counter Indemnity Agreement as from the original due date for such payment.

Moreover, the Guarantor may not exercise its rights under Clause 5.6.5 of this Counter Indemnity Agreement on the sole ground of the Borrower’s failure to pay a sum affected by a Potential NTC Event.

Pending suspension of the Borrower’s payment obligation pursuant to this Clause 3.2, the Local Deposit (as defined below) shall not constitute payment.

3.3	Should the Guarantor, at its discretion, resolve that:

	3.3.1	the Borrower’s payment default was caused by the occurrence of an NTC Event (as defined in Schedule C to the Finance Contract); and

	3.3.2	the following conditions are met, namely that:

		(i)	the Borrower continues to face an NTC Event in respect of the sum in question and has done so on a continuous basis since the date of the Borrower’s payment default; and

		(ii)	at all material times the Borrower has diligently used its efforts to make the payment by all legal means available to it,

the Guarantor shall notify the Borrower as soon as possible after the occurrence of the NTC Event and in any case not later than one hundred and twenty (120) days following the original due date of the payment by the Borrower to the Guarantor of any sum due under this Counter Indemnity Agreement that:

		(i)	the Borrower’s payment default on the original due date was the direct effect of an NTC Event;

		(ii)	the Local Deposit (as hereinafter defined) is acknowledged by the Guarantor as payment pursuant to the terms of this Counter Indemnity Agreement; and

		(iii)	the Borrower is discharged from all its payment obligations with regard to the payment concerned by the occurrence of an NTC Event.

3.4	Should the Guarantor determine within the periods referred to in Clause 3.2 or 3.3 above that it cannot give the notices provided for under clause 3.2 or 3.3 above because the Borrower’s failure to make payment is not due to one of the reasons stated in such Clause 3.2 or 3.3, or because the conditions set forth in Clause 3.2 or 3.3 have not been met, as relevant, the Guarantor shall make demand for payment to the Borrower and the Borrower undertakes to promptly pay in full to the Guarantor upon such demand all sums that would have been payable but for the Borrower’s initial payment default.

Interest shall accrue on such overdue sums payable under the terms of this Clause 3.4 from the original due date of payment to the actual date of payment at the NTC Interest Rate applicable under Clause 1.1 of this Counter Indemnity Agreement; provided that the Borrower undertakes to compensate the Guarantor in full for any losses suffered by it as a consequence of the Borrower’s initial payment default.

The Guarantor shall release to the Borrower, within fifteen (15) Business Days in Paris, France following the date of actual payment by the Borrower under this Clause 3.4, the Local Deposit and all interest thereupon accrued, net of any commissions, fees and other amounts arising out of the implementation, maintenance and restitution of the Local Deposit.

3.5	For the purposes of this Clause 3, the following terms have the meanings respectively ascribed to them below:

“Local Deposit” means either a Convertible Currency Deposit or a Local Currency Deposit;

“Convertible Currency Deposit” means a deposit:

either,

(i)	made irrevocably in favour of the Guarantor at the Central Bank of Brazil, or any other authority or legal entity entrusted with the functions of a central bank in the territory of the Federative Republic of Brazil which shall from time to time replace it, or

(ii)	on an account of the Guarantor opened in the name of the Guarantor at any other credit institution licensed to exercise banking activities in the Federative Republic of Brazil, as the Guarantor shall promptly notify to the Borrower upon the latter’s request, in an amount in United States dollars or in any other convertible currency acceptable to the Guarantor equivalent to the sum then due pursuant to this Counter Indemnity Agreement. For the calculation of the sums in such currencies to be deposited, the Guarantor shall apply the relevant middle-market exchange rate prevailing in the exchange market of such financial centre for the relevant currency as the Guarantor shall choose on the due date of such sum, failing which, on the date on which such exchange rate was last available.

“Local Currency Deposit” means a deposit either:

(iii)	made irrevocably in favour of, and freely disposable by, the Guarantor in the territory of the Federative Republic of Brazil at the Central Bank of Brazil, or any other authority or legal entity entrusted with the functions of a central bank in the territory of the Federative Republic of Brazil which shall from time to time replace it; or

(iv)	on an account of the Guarantor opened in the name of the Guarantor at any other credit institution licensed to exercise banking activities in the Federative Republic of Brazil, as the Guarantor shall promptly notify to the Borrower upon the latter’s request, in an amount in the lawful currency of the Federative Republic of Brazil at the time of the Local Deposit equivalent to the sum then due pursuant to this Counter Indemnity Agreement. For the calculation of the sums in local currency to be deposited, the Guarantor shall apply the relevant middle-market exchange rate prevailing in the lawful exchange market of the Federative Republic of Brazil on the due date for payment of such sum, failing which, on the date on which such exchange rate was last available.

4	REPRESENTATIONS AND WARRANTIES

The Borrower makes the representations and warranties set out in this Clause 4 to the Guarantor on the date of this Agreement:

4.1	Status

(a) It is a corporation, duly incorporated and validly existing under the law of the Federative Republic of Brazil.

(b) It and each of its Subsidiaries, if any, has the power to own its assets and carry on its business as it is being conducted.

4.2	Binding obligations

The obligations expressed to be assumed by it in this Counter Indemnity Agreement and all other Finance Documents to which it is a party are, legal, valid, binding and enforceable obligations, subject to applicable Brazilian bankruptcy, insolvency and similar laws and laws of general application limiting or restricting creditors’ rights in general in Brazil.

4.3	Non-conflict with other obligations

The entry into and performance by it of its obligations under, and the transactions contemplated by, this Counter Indemnity Agreement and all other Finance Documents to which it is a party do not and will not conflict with:

(a) any law or regulation applicable to it;

(b) its constitutional documents;

(c) the concession contract executed on 4 November 1997 with the Brazilian Federal Government, represented by the Ministry of Telecommunications (the “Concession”), as amended on 31 March 1998 and as further amended or modified as in effect from time to time; or

(d) any agreement or instrument binding upon it or any of its assets.

4.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Counter Indemnity Agreement and all other Finance Documents to which it is a party, and the transactions contemplated by this Counter Indemnity Agreement and all other Finance Documents.

4.5	Validity and admissibility in evidence

All Authorisations required or desirable:

(a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Counter Indemnity Agreement and all other Finance Documents to which it is a party; and

(b) to make this Counter Indemnity Agreement and all other Finance Documents to which it is a party admissible in evidence in the Federative Republic of Brazil,

have been obtained or effected and are in full force and effect.

4.6	Governing law and enforcement

(a) The choice of the laws of England as the governing law of this Counter Indemnity Agreement will be recognised and enforced in the Federative Republic of Brazil.

(b) Any judgment obtained in England in relation to this Counter Indemnity Agreement will be recognised and enforced in the Federative Republic of Brazil, provided that is ratified by the Brazilian Supreme Court. The Brazilian Supreme Court will ratify such judgment provided that: (i) the judgment is obtained in compliance with the legal requirements of the jurisdiction of the court rendering such judgment; (ii) the judgment was issued by a competent court after due service of process upon the parties to the action was made, which service of process must comply with applicable provisions of Brazilian law (if service of process is made in Brazil, the rules of the Brazilian Code of Civil Procedure must be observed); (iii) the judgment is not subject to appeal; (iv) the judgment is for the payment of a sum certain; (v) the judgment was authenticated by a Brazilian consulate in the country where the same was issued and is accompanied by a translation into Portuguese by a certified translator; and (vi) the judgment is not against Brazilian public policy, national sovereignty or good morals.

4.7	Repetition

Each of the representations and warranties in Clauses 4.1 to 4.6 of this Counter Indemnity Agreement will be correct and complied with so long as any sum remains to be lend or remains payable under any Finance Document as if repeated then by reference to the then existing circumstances.

5	COVENANTS, UNDERTAKINGS AND NEGATIVE PLEDGE

5.1	Covenants of the Borrower

5.1.1 Use of Loan and other Funds

The Borrower shall use the proceeds of the Loan and the other funds mentioned in the financing plan described in the Recitals in the Finance Contract exclusively for the execution of the Project (as defined in the Finance Contract).

5.1.2	Completion of the Project

The Borrower undertakes to carry out the Project in accordance with, and to complete it by the date specified in, the Technical Description (as defined in the Finance Contract).

5.1.3	Increased Cost of the Project

If the cost of the Project exceeds the estimated figure set out in the fourth Recital to the Finance Contract, the Borrower shall obtain the finance to fund the excess cost without recourse to the Bank or the Guarantor, so as to enable the Borrower to complete the Project in accordance with the Technical Description. The Borrower’s plans for funding the excess cost shall be submitted in a timely manner to the Guarantor.

5.1.4	Tendering Procedure

The Borrower shall purchase goods, procure services and order works for the Project in compliance with Bank regulations.

5.1.5	Insurance

So long as the Loan is outstanding or any amounts remain due to the Guarantor under this Counter Indemnity Agreement, the Borrower shall appropriately insure all works and property forming part of the Project in accordance with normal practice for the mobile telecommunications industry, including third party liability coverage for similar companies in Brazil

5.1.6	Maintenance

So long as the Loan is outstanding or any amounts remain due to the Guarantor under this Counter Indemnity Agreement, the Borrower shall maintain, repair, overhaul and renew all property forming part of the Project as required to keep it in good working order.

5.1.7	Operation of the Project

So long as the Loan is outstanding or any amounts remain due to the Guarantor under this Counter Indemnity Agreement, the Borrower shall, unless the Guarantor shall have consented otherwise in writing (such consent not to be unreasonably withheld or delayed), retain title to and possession of substantially all of the assets which comprise the Project or, as appropriate, replace and renew such assets and shall maintain the Project in substantially continuous operation in accordance with its original purpose. The Guarantor may withhold its consent only where the proposed action would prejudice the Guarantor’s interests as guarantor under this Counter Indemnity Agreement or would render the Project ineligible for financing by the Bank under its Statute (as defined in the Finance Contract).

5.2	Special undertakings

	5.2.1	The Borrower undertakes to obtain:

(i) within thirty (30) days after the disbursement of the Credit, the registration of the Finance Contract, the Guarantee, the Counter Guarantee and Indemnity Agreement, this Counter Indemnity Agreement, and the Indemnification Agreement with the appropriate Registry of Titles and Deeds (“Registro de Titulos e Documentos”), each of which with its sworn public translation; and

(ii) within thirty (30) days after the date of substitution, the registration of any substitution of the Guarantor under the Guarantee pursuant to Article 7.02 of the Finance Contract, together with its sworn public translation, with the appropriate Registry of Titles and Deeds (“Registro de Titulos e Documentos”), or any other authority or legal entity which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962 (as amended by Law No. 4390 of August 29, 1964 and subsequent regulations).

Upon registration, the Borrower undertakes to deliver promptly to the Guarantor an original or a certified true copy of the Finance Contract, the Guarantee, the Counter Guarantee and Indemnity Agreement, this Counter Indemnity Agreement and the Indemnification Agreement as registered.

	5.2.2	The Borrower undertakes to obtain and/or request:

The necessary authorisations or notices for any substitution of the Guarantor under the Guarantee pursuant to Article 7.02 of the Finance Contract by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962, Resolution 2,770, Circular 3,003, 2000 and Circular-Letter 2,933, all of August 30, 2000. The Borrower undertakes to give its full co- operation to the administrative procedures.

	5.2.3	The Borrower undertakes to deliver to the Guarantor, immediately upon receipt and in any case prior to the making of the first payment due in respect of the

Loan, a certified true copy of the “Certificado de Registro”, issued by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, pursuant to Law No. 4131 of September 3, 1962, Resolution 2,770, Circular 3,003, 2000 and Circular-Letter 2,933, all of August 30, 2000, attesting to the registration of the disbursement of the Loan made by the Bank.

	5.2.4	Upon request by the Bank, the Guarantor or by the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, the Borrower undertakes to file this Counter Indemnity Agreement with the Central Bank of Brazil.

	5.2.5	At any time that the Guarantor effects payment of any amount to the Bank pursuant to the Guarantee or demands payment from the Borrower pursuant to this Counter Indemnity Agreement, the Borrower and the Guarantor shall(i) inform the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962, Resolution 2,770, Circular 3,003, 2000 and Circular- Letter 2,933, all of August 30, 2000, that the Guarantor has become a creditor of the Borrower, and inform the Central Bank of Brazil that the Guarantor has effected payment of such amount to the Bank or the Guarantor has demanded payment from the Borrower, as applicable, and (ii) make all efforts to obtain the express authorization of the Central Bank of Brazil, or any other authority or legal entity entrusted with foreign exchange control powers in the territory of the Federative Republic of Brazil which shall from time to time replace it, in accordance with Law No. 4131 of September 3, 1962 and Resolution 2,770 of August 30, 2000 to allow the immediate payment of the outstanding amount (and any applicable additions) to the Guarantor.

	5.2.6	Prior to the date of disbursement under the Finance Contract, the Borrower will deliver or cause to be delivered to the Guarantor the documents set forth in Annex A hereto (or, in the case of the legal opinions set forth in A(a) and A(b) of such Annex A, such documents or information reasonably requested by counsel to the Guarantor to permit such counsel to issue such opinions).

5.3	No assignment of assets and dividend distribution

	5.3.1	The Borrower shall not sell, assign, transfer or surrender all or a material part of its assets without the prior written consent of the Guarantor, such consent not to be unreasonably withheld or delayed. For the purposes of this section, “a material part of its assets” shall mean a portion of the Borrower’s net fixed assets which in aggregate exceeds a value equivalent to US$10,000,000 (10 million U.S. Dollars) over the life of the Loan.

	5.3.2	Except as required by mandatory provisions of law:

(i) the Borrower may only pay dividends in a given year if such payment does not jeopardise its ability to meet its obligations under the Finance Contract in that year; and

(ii) in any event, no dividends shall be paid when the Guarantor has demanded a payment under Clause 5.6.5 of this Counter Indemnity Agreement.

5.4	Auditing of Financial Statements

The Borrower undertakes, so long as the Loan is outstanding or any amounts remain due to the Guarantor under this Counter Indemnity Agreement, that it shall ensure that its accounting records clearly and accurately reflect the operations relating to the financing and execution of the Project. Moreover that, so long as the Loan is outstanding or any amounts remain due to the Guarantor under this Counter Indemnity Agreement, it shall have its annual financial statements (annual report, balance sheet and profit and loss account) audited by an independent internationally reputable auditor acceptable to the Guarantor.

5.5	Negative Pledge

The Borrower shall not create, grant or permit to exist any security over its Assets in respect of any Indebtedness, except in the circumstances provided in the Finance Contract.

Nothing in the above paragraph shall apply (i) to any vendor’s lien or other encumbrance on land or other Assets, where such encumbrance secures only the purchase price or any credit, having a term of not more than twelve months, obtained to finance it; (ii) to any pledge created in favour of BNDES (as defined in the Finance Contract) with the prior written agreement of the Bank; or (iii) to any pledge over stocks created to secure any short-term credit.

For the purpose of this Clause 5.5, the Borrower declares that none of its property that is material to its business is subject to any encumbrance or any challenge to title, save (a) as granted pursuant to (i) and (ii) above or (b) as required by law or (c) as provided for under the Concession.

5.6	Information

	5.6.1	Information concerning the Project

The Borrower shall:

(i)     deliver to the Guarantor:

•	every six months, and until the Project is completed, a report on the implementation of the Project in the form required to be provided to the Bank pursuant to Article 8.01 (a) of the Finance Contract;

•	three months after the completion of the Project, a project completion report;

•	every year, and until the Loan is repaid or any amounts remain due to the Guarantor under this Counter Indemnity Agreement, annual reports on the operation of the network, including information on the number of subscribers, acquisition costs, churn and average recurring revenue per user in the form required to be provided to the Bank pursuant to Article 8.01(a) of the Finance Contract; and

•	from time to time, any such further document or information concerning the financing, implementation and operation of the Project as the Guarantor may reasonably require;

(ii)	submit for the approval of the Guarantor, such approval not to be unreasonably withheld or delayed, without delay any material change to the general plans, timetable, financing or expenditure programme for the Project as the Guarantor may reasonably require;

(iii)	inform the Guarantor in good time of any situation which requires the consent of the Guarantor under Clause 5; and

(iv)	if requested, provide to the Guarantor a certificate of its insurers showing that its property is insured in a manner and for a value consistent with applicable general practice for similar companies in the mobile telecommunications business in Brazil;

(v)	inform the Guarantor immediately of any breach, or the allegation of any breach, under any agreement, contract, permit or licence material to the Borrower’s business (including the Concession) relating to the Project; and

(vi)	generally inform the Guarantor of any fact or event known to the Borrower which might substantially prejudice or affect the conditions of execution or operation of the Project.

5.6.2      Information concerning the Borrower

The Borrower shall:

(i)		deliver to the Guarantor each year, within one month of publication, its annual report, balance sheet, profit and loss statement and auditor’s report in the form required to be provided to the Bank under Clause 8.02(a) of the Finance Contract; and

(ii)		inform the Guarantor:

	·	•	immediately of any material alteration to its statute or other constitutional documents, of any substantial change in the ownership of its capital or legal character of its capital and of any actual or expected Loss of Control Event (as defined in Article 4.03 of the Finance Contract);

		•	immediately of any decision made by it for any reason to it to prepay any loan granted to it for a term of more than five (5) years or of any fact which obliges it or any demand made to it to prepay any other loan or financial indebtedness;

		•	immediately of any intention on its part to create any security interest over any of its assets in favour of a third party; and

		•	generally of any fact or event which might prevent the fulfilment of any obligation of the Borrower under this Counter Indemnity Agreement.

5.6.3	Information on Originating Events

The Borrower shall inform the Guarantor immediately of the occurrence of an Originating Event (as defined in Schedule C of the Finance Contract) of which it is aware.

5.6.4	Court of Auditors and Visits

(i) The Borrower acknowledges that the Guarantor may be obliged to divulge such documents relating to the Borrower and the Project to the Court of Auditors of the European Communities (hereinafter the “Court of Auditors”) as are necessary for the performance of the Court’s task in accordance with the law of the European Communities.

(ii) The Borrower shall permit persons designated by the Guarantor, who may be accompanied by representatives of the Court of Auditors, to visit the sites, installations and works comprising the Project and to conduct such checks as they may wish. For this purpose, the Borrower shall provide them with all necessary assistance. The Borrower further agrees that upon the occasion of such a visit, the representatives of the Court of Auditors may request the Borrower to provide documents falling within the scope of the first paragraph of this Clause 5.6.4.

5.6.5	Payment Upon An Event Of Default

(i) Right to demand Payment

Unless (i) the Bank has made a demand of repayment to the Borrower under Article 10 of the Finance Contract and (ii) the Borrower has made full repayment of all sums demanded by the Bank therein, then the Guarantor shall require the Borrower to provide, and the Borrower shall thereupon provide, 100% security acceptable to the Guarantor in respect of all obligations of the Guarantor under the Guarantee, forthwith upon demand being made therefor by the Guarantor:

immediately:

if any information or document given to the Bank or the Guarantor by or on behalf of the Borrower or the Indemnifier in connection with the negotiation of the Finance Contract, the Indemnification Agreement or this Counter Indemnity Agreement or during the lifetime of either, except to the extent such information has been supplemented or corrected, proves to have been incorrect in any material particular;

if the Borrower fails on the due date to repay any part of the Loan or to make any payment under this Counter Indemnity Agreement, to pay interest thereon within three (3) Business Days of the due date thereof or to make any other payment to the Bank as provided in the Finance Contract;

if an order is made or an effective resolution is passed for the winding up of the Borrower by a court of competent jurisdiction or if the net worth of the Borrower is reduced by a substantial amount, or if the Borrower is declared insolvent by a court of competent jurisdiction or ceases or resolves to cease to carry on the whole or any substantial part of its business or activities, save as part of a reconstruction or amalgamation previously consented to by the Guarantor;

(i) if, whether by decision of a court of competent jurisdiction or by any competent administrative authority, an encumbrancer takes possession of, or a receiver, liquidator, administrator or person with similar powers is appointed over, the whole or any substantial part of the assets or business of the Borrower or if the Borrower petitions for the appointment of an administrator; (ii) if any distress, execution, sequestration or other similar process is levied or enforced upon or sued out against the property of the Borrower by a court of competent jurisdiction; or (iii) if generally any event occurs or step is taken which is likely to jeopardise the servicing of the Loan by the Borrower or adversely affects any security therefor;

•	if, following any default by the Borrower in relation thereto and after any applicable grace period has expired, the Borrower is or could be required to prepay or discharge ahead of maturity any other material loan or obligation arising out of any financial transaction (including, but not limited to, the financial transaction relating to the Project);

•	if the Borrower, or TNCP defaults in the performance of any obligation in respect of any other loan granted by the Bank from the resources of the Bank or of the European Community;

•	if the Borrower, or TNCP defaults in the performance of any obligation in respect of any loan or guarantee granted by the Guarantor;

•	if any representation or warranty contained in Clause 4 is incorrect when made in any material respect;

•	if any of the Finance Contract, the Guarantee, the Counter Guarantee and Indemnity Agreement, this Counter Indemnity Agreement, or the Indemnification Agreement cease to be valid and enforceable or if the Borrower fails to procure a renewal or replacement of the Guarantee on the terms set out in Article 7 of the Finance Contract; or

•	if any of the events listed in the third or fourth paragraphs above occurs with respect to TNCP, or if TNCP is in breach with any of its obligations (including compliance with financial ratios) under the Indemnification Agreement.

upon expiry of a reasonable period of time specified in a notice served by the Guarantor on the Borrower, without the matter being remedied to the satisfaction of the Guarantor:

•	if the Borrower fails to comply with any material obligation under this Counter Indemnity Agreement (except as provided in Clause 3); or

•	if any material fact stated in the Recitals of the Finance Contract substantially alters or proves to be erroneous and if the alteration or error prejudices the interests of the Guarantor as guarantor under this Counter Indemnity Agreement or adversely affects the implementation or operation of the Project.

(ii)	Other Rights at Law

This Clause shall not restrict any other right of the Guarantor at law to demand payment from the Borrower under the Counter Indemnity Agreement.

(iii)	Damages

In case of demand for payment under Clause 5.6.5, the Borrower shall pay to the Guarantor an amount calculated as at the date of demand at an annual rate of 0.25% applied to the sum which has become immediately due and payable from the date of the demand to the date on which the payment is made.

(iv)	Non-Waiver

No failure or delay by the Guarantor in exercising any of its rights under this Clause 5 shall be construed as a waiver of such right.

(v)	Application of Sums Received

Sums received following a demand under this Clause 5 shall be applied first in payment of damages, fees and interest in that order and secondly in reduction of outstanding sums otherwise due.

6	GUARANTEE FEES

In consideration for acting as Guarantor pursuant to the Guarantee, the Borrower will pay (a) an up front fee in the amount of 0.50% of the Credit (as defined in the Finance Contract), payable at the date of disbursement under the Finance Contract, to Banco Sudameris de Investimento S.A. in Sao Paulo, Brazil in Brazilian reais at the commercial selling rate for Brazilian reais into U.S. dollars, as announced by the Central Bank of Brazil for payment of obligations for settlement on the payment date, and (b) an annual fee of 1.625% based on the unpaid balance of the Loan, payable to Banque Sudameris in Paris, France, in U.S. dollars in equal instalments semi-annually in arrears on each 15

March and 15 September (or the next succeeding Business Day), commencing 15 March 2001.

7	INTEREST

7.1	Payment of Interest

The Borrower agrees to pay interest to the Guarantor at the Interest Rate on all sums demanded under this Counter Indemnity Agreement from the date of the Guarantor’s demand or, if earlier and provided the Borrower is promptly notified of the incurrence thereof, the date on which the relevant damages, losses, reasonable costs, liabilities or reasonable expenses arose in respect of which such demand has been made until the date of receipt of such sums by the Guarantor (both before and after judgment).

7.2	Compounding of Interest Rate

Interest under this Clause 7 shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the number of days elapsed and shall be compounded in accordance with the normal practice of the Guarantor.

8	TAXES

The Borrower shall pay all taxes, duties, fees and other impositions of whatsoever nature, including stamp duty and registration fees, arising out of the execution or implementation of this Counter Indemnity Agreement or any related document and in the creation of any security for the Counter Indemnity Agreement. The Borrower shall pay all principal, interest, commission and other amounts due under this Counter Indemnity Agreement gross without deduction or withholding on account of any national or local impositions whatsoever.

9	PAYMENT MECHANICS

9.1	Manner of Payments

(a) On each date on which the Borrower is required to make a payment to the Guarantor under this Counter Indemnity Agreement, it shall make the same available to the Guarantor for value on the due date at the time and in such funds specified by the Guarantor as being customary at the time for settlement of transactions in U.S. dollars in the place of payment (which due date, time and funds the Guarantor shall provide five (5) Business Days before).

(b) Payment shall be made to such account as specified by the Guarantor (which account the Guarantor shall specify five (5) Business Days before).

9.2	Order of Distribution

If the amount received by the Guarantor from the Borrower on any date is less than the total sum remaining and/or becoming due under the Counter Indemnity Agreement on that date, the Guarantor shall apply that amount in the order provided in Clause 5.6.5(v).

10	INDEMNITIES

10.1	Currency Indemnity

(a) U.S. dollar is the sole currency of account and payment for all sums payable by the Borrower under or in connection with this Counter Indemnity Agreement, including damages.

(b) Any amount received or recovered in a currency other than U.S. dollar (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the Winding-up of the Borrower or Borrower or otherwise) by the Guarantor in respect of any sum expressed to be due to it from the Borrower under this Counter Indemnity Agreement shall only discharge the Borrower to the extent of the U.S. dollar amount which the Guarantor is able, in accordance with its usual practice, to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

(c) If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the Guarantor under this Counter Indemnity Agreement, the Borrower shall indemnify it against any loss sustained by it as a result. In any event, the Borrower shall indemnify the Guarantor against the cost of making any such purchase. For the purpose of this Clause 10.1, it will be sufficient for the Guarantor to demonstrate that it would have suffered a loss had an actual exchange or purchase been made. If that U.S. dollar amount is greater than the U.S. dollar amount expressed to be due to the Guarantor, the Guarantor shall promptly reimburse the excess to the Borrower.

10.2	Indemnities Separate

Each of the indemnities in this Counter Indemnity Agreement constitutes a separate and independent obligation from the other obligations in this Counter Indemnity Agreement, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Guarantor and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Counter Indemnity Agreement or any other Finance Documents or any other judgment or order.

11	SET-OFF

The Borrower authorises the Guarantor to apply (without prior notice) any credit balance (whether or not then due) to which it is at any time beneficially entitled on any account at, any sum held to its order by and/or any liability to it of, any office of the Guarantor in or towards satisfaction of any sum then due from it to the Guarantor under this Counter Indemnity Agreement and unpaid and, for that purpose, to convert one currency into another at a market rate of exchange in the Guarantor’s usual course of business (but so that nothing in this Clause 11 shall be effective to create a charge). No party shall be obliged to exercise any of its rights under this Clause, which shall be without prejudice and in addition to any right of set-off, combination of accounts, lien or other right to which it is at any time otherwise entitled (whether by operation of law, contract or otherwise).

12	EXPENSES AND STAMP DUTY

12.1	Expenses and Stamp Duty

The Borrower shall pay:

(a) Initial Expenses: on demand, all reasonable and documented costs and expenses (including taxes thereon and legal fees) incurred by the Guarantor in connection with the preparation, negotiation or entry into this Counter Indemnity Agreement and the Indemnification Agreement not to exceed in the aggregate U.S.$75,000 and/or any amendment of, supplement to or waiver or consent in respect of this Counter Indemnity Agreement requested by or on behalf of the Borrower (whether or not entered into or given)

(b) Enforcement Expenses: on demand, all reasonable and documented costs and expenses (including taxes thereon and legal fees) incurred by the Guarantor in the administration of, or by the Guarantor in protecting or enforcing (or attempting to protect or enforce) any rights under, this Counter Indemnity Agreement and/or any such amendment, supplement, waiver or consent, and

(c) Stamp Duty: promptly, and in any event before any interest or penalty becomes payable, any stamp, documentary, registration or similar tax payable in connection with the entry into, registration, performance, enforcement or admissibility in evidence of this Counter Indemnity Agreement and/or any such amendment, supplement or waiver, and shall indemnify the Guarantor against any liability with respect to or resulting from any delay in paying or omission to pay any such tax.

12.2	Other Expenses

The Borrower shall also reimburse the Guarantor the reasonable fees, costs and expenses incurred by outside legal counsel and other professional advisors reasonably used by it in connection with any amendment, supplement, waiver or consent.

13	CALCULATIONS AND CERTIFICATES

13.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document and/or this Counter Indemnity Agreement the entries made in the accounts maintained by the Guarantor are prima facie evidence of the matters to which they relate.

13.2	Certificates and Determinations

Any certification or determination by the Guarantor of a rate or amount under any Finance Document and/or this Counter Indemnity Agreement is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

14	TRANSFER

14.1	Benefit and Burden of this Cross Guarantee

This Counter Indemnity Agreement shall benefit and bind the parties, their permitted assignees and their respective successors. Any reference in this Counter Indemnity Agreement to any party shall be construed accordingly.

14.2	Borrower

The Borrower may not assign or transfer all or part of its obligations under this Counter Indemnity Agreement.

14.3	Guarantor

The Guarantor may assign or transfer all or part of its rights and obligations under this Counter Indemnity Agreement. No consent shall be required from the Borrower to any such assignment or transfer.

14.4	Disclosure of Information

The Guarantor may disclose to an actual or potential assignee, transferee, sub-participant or the like such information about the Borrower or any other Person as it may think fit, subject to confidentiality obligations of the Borrower binding upon the Guarantor.

15	NO IMPLIED WAIVERS, REMEDIES CUMULATIVE

No failure on the part of the Guarantor to exercise, and no delay on its part in exercising, any right or remedy under this Counter Indemnity Agreement will operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude any other or further exercise of that or any other right or remedy. The rights and remedies provided in this Counter Indemnity Agreement are cumulative and not exclusive of any other rights or remedies (whether provided by law or otherwise).

16	NOTICES

16.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter.

16.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of either party for any communication or document to be made or delivered under or in connection with this Counter Indemnity Agreement is:

(a)	in the case of the Borrower,

Telpe Celular S.A.
Avenida Conde da Boa Vista, 800, 8o Andar CEP 50.060-004
Recife, Pernambuco, Brazil Fax: +55-81-423-6402
and

(b)	in the case of the Guarantor

Banque Sudameris
4, rue Meyerbeer
75009 Paris, France
Fax: +33-1-48-00-08-07

or any substitute address, fax number or department or officer as either party may notify to the other party by not less than five Business Days’ notice.

16.3	Delivery

(a) Any communication or document made or delivered by one person to another under or in connection with this Counter Indemnity Agreement will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address or three (3) Business Days after having been delivered to an internationally recognised courier service prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 16.2 (Addresses), if addressed to that department or officer.

16.4	English language

(a) Any notice given under or in connection with this Counter Indemnity Agreement must be in English.

(b) All other documents provided under or in connection with this Counter Indemnity Agreement must be:

(i) in English; or

(ii) if not in English, and if so required by either party, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

17	PARTIAL INVALIDITY

If, at any time, any provision of this Counter Indemnity Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

18	NATURE OF OBLIGATIONS

The obligations of the Borrower under or in respect of Clauses 8, 10, 11 and 12 shall continue even after all commitments of the Guarantor have terminated and all amounts payable under the Finance Documents have been repaid or prepaid.

19	GOVERNING LAW

This Counter Indemnity Agreement is governed by the laws of England.

20	ENFORCEMENT

20.1	Jurisdiction of English courts

(a) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Counter Indemnity Agreement (including a dispute regarding the existence, validity or termination of this Counter Indemnity Agreement) (a “Dispute”).

(b) The Guarantor and the Borrower agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly neither the Guarantor nor the Borrower will argue to the contrary.

(c) This Clause 20 is for the benefit of the Guarantor only. As a result, the Guarantor shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Guarantor may take concurrent proceedings in any number of jurisdictions.

20.2	Service of process

Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

(a) irrevocably appoints Law Debenture Corporate Services Limited, Princes House, London EC2V 7LY England as its agent for. service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(b) agrees that failure by a process agent to notify the Borrower of the process will not invalidate the proceedings concerned.

This Guarantee has been executed as a Deed in Luxembourg, Grand Duchy of Luxembourg on the date stated at the beginning.

Executed as a Deed by

TELPE CELULAR S.A. acting by Mr. Renato Lucopilla and Ms. Maria Lúcia Motta de Aquino

1.	/s/ Renato Iucopilla	2.	/s/ Maria Lucia Motta de Aquino

	BANQUE SUDAMERIS S.A., acting by

1 .	/s/ Michel Dupreuilh	2.	/s/ Jean-Michel Rudent

	WITNESSES:

1.	/s/ Lara Cristina Ribeilo Pian	2.	/s/ Pietro Cordova

Name:	Lara Cristina Ribeilo Pian	Name:	Pietro Cordova
RG:	1.212.887/ DF	RG:	Pass. # 161642P
CPR/MF	854.012.011 - 68	CPR/MF

[Notary and signature] Vu par M. Dousset Notaire associe a paris pour le certification materielle de lasignature de M. dupreuilh et de J-M Rudent.

The undersigned Paul Frieders, notary residing in Luxembourg, hereby certifies that the above are the true and original signatures of Mr. Renato Iuocopilla and Ms. M. L. Motta de Aquino.

Luxembourg, 22nd September 2000

[Notary and seal]